Exhibit 4.43

Agreement for Subscription for the 23th Share Option Offering

This Agreement is made and entered into by and between FRONTEO, Inc. (hereinafter referred to as the "Company") and •• •• (hereinafter referred to as the "Subscriber") with respect to the subscription for the 23th share option offering.

Article 1 (Subscription for Share Options)

In accordance with the resolution of the 15th annual shareholders ’ meeting held on June 30, 2018 and the resolution of the board meeting held on February 4, 2019, the Company has determined the following requirements for the 23th share option offering (hereinafter referred to as the Options"), of which the Subscriber subscribes for 5 options. Since this Agreement shall be made integrally at the same time with other subscribers in accordance with Article 244 of the Companies Act of Japan, the Subscriber shall subscribe for the Share Options simultaneously with the other subscribers collectively for the total number of Share Options.

Description

Requirements for the offering of Share Options

(1)         Class and number of shares covered by the Share Options

170,000 Class A common shares, which, in case of adjustment set forth below, shall be revised to the number of granted shares after adjustment multiplied by the total number of Share Options.

Number of shares covered by one (1) Share Option (hereinafter referred to as the “ Number of Granted Shares ”) shall be 100 class A common shares. In the event of a stock split (including a gratis allotment of common stock and this being applicable hereinafter, as well) or a reverse split by the Company after the day when the Share Options are allotted (hereinafter referred to as the “Date of Allotment”), the following formula shall be used to adjust the Number of Granted Shares covered by the Share Options that have not been exercised at the time of adjustment. Fractional share resulting from adjustment shall be discarded.

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment × ratio of split or reverse split

Any adjustment of the Number of Granted Shares which may be required in other situations shall be made to a reasonable extent.

(2)         Total number of Share Options

1,700

(3)         Amount payable in exchange of the Share Options

No payment is required in exchange of the Share Options

(4)         Manner of calculating the value of assets contributed in exercising the Share Options

79,300yen for one (1) Share Option

Value of assets contributed in exercising one (1) Share Option shall be obtained by multiplying the amount paid per share for the shares delivered upon exercise of the Share Option (hereinafter referred to as the “Exercise Price”) by the Number of Granted Shares.

The Exercise Price shall be 793yen

If any of the following events occurs on or after the Date of Allotment, the Exercise Price shall be adjusted as follows.

(i)   For the share split or reverse split by the Company, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Price after adjustment＝Exercise Price before adjustment	x	1
ratio of share split or reverse split

(ii)   If the Company issues new shares or dispose of the treasury stock at a price below the market price, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

				number of issued shares	+	number of newly issued shares	×	amount paid per share
Exercise Price after adjustment	＝	Exercise Price before adjustment	×			market price per share
number of issued shares + number of newly issued

In the above formula, the “number of issued shares” means the total number of shares issued by the Company less the number of treasury stock in the possession of the Company. In case of the disposition of treasury stock, the “number of newly issued shares” shall read “number of treasury stock disposed of.”

(iii) In case of other inevitable situations which require the adjustment of the Exercise Price, the adjustment shall be made to a reasonable extent taking into account the conditions.

(5)         Period during which the Share Options can be exercised

From February 6, 2022 to February 5, 2025

(6)         Conditions to exercise the Share Options

(i) A person to whom the Share Options are allotted (hereinafter referred to as the “Share Option Holder”) may exercise the Share Options only when both of the following conditions (A) and (B) are satisfied:

(A) the Share Option Holder has been either a board director (including an “Officer ” in US), statutory auditor, corporate officer or employee (including a fixed-term employee rehired under the Company’s rehiring rules) of the Company or its subsidiary for three straight years or more at the time of exercising the option; and

(B) the Share Option Holder must be either a board director (including an “ Officer ” in US), statutory auditor, corporate officer or employee (including a fixed-term employee rehired under the Company’s rehiring rules) of the Company or its subsidiary at the time of exercising the option.

Notwithstanding the condition (B) above, when the condition (A) is satisfied, the Share Option Holder may exercise the Share Options during the period provided in Article 1. (5) above and limited to within ninety (90) days from the date of loss of such status as described in (B) above, only in the case that the Share Option Holder resigned due to expiry of term of office, retired by age limit or if otherwise justified by the resolution of the board of directors.

(ii)   No Share Option shall be inherited.

(iii)   No fractional Share Option shall be exercised.

(iv)   All other conditions shall be as set forth in the “Agreement for Share Options Allotment ” to be entered into between the Company and the Share Option Holder pursuant to the relevant resolution of the board meeting.

(7)         Reason and conditions for acquisition of the Share Options

In the event that a proposal to approve a merger agreement where the Company is to be extinguished is approved at the shareholders ’ meeting of the Company or that a proposal to approve either a stock swap agreement or a stock transfer plan where the Company is to be wholly owned is approved at the shareholders ’ meeting of the Company (or, if a resolution of the shareholders’ meeting is not required, is resolved by the board meeting of the Company), the Company may acquire the Share Options at free on the day separately designated by the board of directors.

(8)         Restriction on acquisition of the Share Options by assignment

Acquisition of the Share Options by assignment shall require an approval of the board of directors of the Company.

(9)         Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options

(i)   Amount of capital increase when the shares are issued upon exercise of the Share Options shall be one half of the maximum capital increase calculated in accordance with paragraph 1, Article 17 of the Ordinance on Company Accounting and fractional yen resulting from the calculation shall be rounded up to the nearest yen.

(ii)   Amount of capital reserve increase when the shares are issued upon exercise of the Share Options shall be the maximum capital increase referred to in the item (i) above less the amount of capital increase obtained under the item (i) above.

(10)       Handling of the Share Options in case of corporate reorganization

In the event of a merger (limited to the cases where the Company is to be extinguished), absorption-type company split or incorporation-type company split (limited to the cases where the Company is to be split), or stock swap or stock transfer (limited to the cases where the Company is to be a wholly-owned subsidiary) (hereinafter collectively referred to as the “Corporate Reorganization”), the Company shall deliver the share options of a stock company prescribed in Section 236.1.8 (a) to (e) of the Companies Act of Japan (hereinafter referred to as the “Reorganized Company ” ) to the Share Option Holder who has the Share Options remaining (hereinafter referred to as the “Remaining Share Options ” ) immediately prior to the day when the Corporate Reorganization comes into effect (that is, for a absorption-type merger, the day when the absorption-type merger comes into effect; for a consolidation-type merger, the day when a stock company is incorporated through consolidation; for an absorption-type company split, the day when the absorption-type company split comes into effect; for an incorporation-type company split, a stock company is incorporated from the incorporation-type company split; for a stock swap, the day when the stock swap comes into effect; and for a stock transfer, the day when a wholly owning parent company incorporated through stock transfer, and these being applicable hereinafter, as well). In this case, the Remaining Share Options shall be extinguished and the Reorganized Company shall newly issue the share options, provided that the absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, stock swap agreement or stock transfer plan shall contain the statement that the Reorganized Company will deliver the share options in accordance with the following provisions.

(i)   Number of share options of the Reorganized Company to be delivered

The same number as the Remaining Share Options in the possession of the Share Option Holder shall be delivered.

(ii)   Type of stock of the Reorganized Company covered by the share options Common shares of the Reorganized Company

(iii)   Number of shares of the Reorganized Company covered by the share options To be determined in accordance with the above “(1) Class and number of shares covered by the Share Options” taking into account the conditions for Corporate Reorganization.

(iv)   Manner of calculation of the value of assets contributed to exercise the share options Value of assets contributed in exercising one (1) share option to be delivered shall be obtained by multiplying the Exercise Price after adjustment prescribed in the item (4) (iii) above by the number of shares of the Reorganized Company covered by such share option as determined under the item (iii) above.

(v)   Period during which the share options can be exercised From the day when the above “(5) Period during which the Share Options can be exercised” commences or the day when the Corporate Reorganization comes into effect, whichever is the later, to the day when the above “(5) Period during which the Share Options can be exercised” expires

(vi)   Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the share options

To be determined in accordance with the above “ (9) Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options”

(vii)   Restriction on acquisition of the share options by assignment Acquisition of the share options by assignment shall require an approval of the board of directors of the Reorganized Company.

(viii)   Reason and conditions for acquisition of the share options

To be determined in accordance with the above “(7) Reason and conditions for acquisition of the Share Options”

(11)       Fractional share delivered upon exercise of the Share Options

Fractional share delivered upon exercise of the Share Options shall be discarded.

(12)       Date of Allotment

February 5, 2019

Article 2 (Special Provisions for Exercise of Option)

1   Notwithstanding the provisions of paragraph (8) of Article 1, the Subscriber shall not assign, or place the security right on, the Share Options.

2   If the Subscriber falls under any of the situations stated below, the Share Options shall expire automatically at that time, and the Subscriber and its successor shall not exercise the Share Options.

(1)   A petition is filed by third party against the Subscriber for the attachment, provisional attachment, provisional disposition or auction or the commencement of procedures of bankruptcy or civil rehabilitation.

(2)   A petition is filed by the Subscriber itself for the commencement of procedures of bankruptcy or civil rehabilitation.

(3)   There are other reasons that objectively show a significant worsening financial status of the Subscriber.

(4)   The Subscriber is sentenced to imprisonment without work or a heavier criminal punishment (including the case of suspension of the sentence for execution) and such court judgement has become final and binding. The Subscriber may not exercise the Share Options during the criminal procedure, i.e. the period from the time that the Subscriber is arrested or prosecution is instituted against the Subscriber and until when the prosecutor has decided not to institute the prosecution or the court sentence becomes final and binding. .

(5)   The Subscriber who is an employee of the Company or its subsidiary is punished under the office rules of the Company or its subsidiary as disciplinary dismissal or retirement under instruction.

(6)   The Subscriber who is/was an employee of the Company or its subsidiary violates any terms of agreements that the Subscriber undertook an obligation to the Company.

3  The Company shall issue the shares (including issuing new shares or transferring or assigning existing shares) to the Subscriber for its exercise of option in accordance with the requirements for offering of the Share Options.

Article 3 (Manner of Exercising the Option)

1  In exercising the Share Options, the Subscriber shall transfer the amount paid to the bank account designated by the Company and shall provide the Company with the application (claim) for exercise of the share options in a given form.

2  To exercise the options in a manner set forth in the preceding paragraph, the Subscriber shall open an account in his name with the Financial Instruments Business Operator in a manner prescribed by the Company.

3  Immediately after completion of the procedures for the Subscriber to exercise the Share Options, the Company shall take measures required for the entrustment of the entry or registration of the shares acquired by the Subscriber by exercising the Share Options in the account in name of the Subscriber opened with the Financial Instruments Business Operator under the preceding paragraph and the storage at a branch or an office of the Financial Instruments Business Operator or required for the Management Trust.

4  If the tax exemption measures under Article 29-2 of the Act on Special Measures concerning Taxation are not applied to the exercise of the Share Options, the Subscriber shall pay the amount equal to the withholding income tax imposed on the economic profit from the acquisition of shares by exercising the Share Options together with the amount paid under the paragraph 1.

Article 4 (Manner of Expressing Intention and Giving a Notice)

1  The Company shall express its intention or give a notice to the Subscriber by sending documents either by mail to the address of the Subscriber recorded in the Share Option Registry or by sending an e-mail to the address preliminarily notified by the Subscriber to the Company.

2  Any change in any one of the following items must be notified by the Subscriber to the Company.

(1)   Name of the Subscriber

(2)   Address of the Subscriber

(3)   E-mail address for the purpose of the preceding paragraph

3  If the Subscriber fails to notify as set forth in the preceding paragraph, the address recorded in the Share Option Registry shall be considered as the current address of the Share Option Holder.

4  The notice set forth in the paragraph 1 shall be deemed to have arrived at the time when it would have ordinarily arrived.

5  Provisions of the preceding paragraphs shall be applied to the Subscriber who may exercise the Share Options under Article 1(6)(i).

Article 5 (Abandonment of Claim for Damages)

The Subscriber shall not hold the Company, its director or any other parties to whom the Company entrusted the business transactions liable for covering losses, adding profits, compensating damages, nor claim or pursue any responsibilities against the parties above in connection with this Agreement irrespective of reasons.

Article 6 (Right to Establish Bylaws)

1  The Company may establish, amend or abolish the “Bylaws to Agreement for Share Options Allotment” (hereinafter referred to as the “Bylaws”) to provide for the rules regarding the enforcement of this Agreement.

2  The Company must promptly notify the Subscriber of the Bylaws which may be established, amended or abolished under the preceding paragraph.

3  The Subscriber may request the Company to allow access to the Bylaws during its business hours and may copy the same at the Subscriber’s cost.

Article 7 (Amendment to Agreement)

1  If any provision hereof proves to be incompliant with any provision of the Income Tax Act, Corporation Tax Act or other tax laws or becomes incompliant with the same due to revisions after execution of this Agreement, the Company may amend or abolish such provision by giving a notice to the Subscriber. This rule shall be applied if any provision hereof proves to be or becomes incompliant with the Companies Act, Financial Instruments and Exchange Act or other relevant laws.

2  In addition to the preceding paragraph, the Company may make a proposal to the Subscriber to amend this Agreement if deemed necessary.

3  If the Subscriber does not lodge any objection with the Company in writing stating due reasons within three (3) weeks after the proposal under the preceding paragraph, this Agreement shall be deemed to have been automatically amended as proposed by the Company.

Article 8 (Taxation Process)

The Subscriber shall pay at his cost and responsibility the income tax and any other taxes and dues imposed as a result of the subscription and exercise of the Share Options and the sale of the Company’s shares acquired upon exercise thereof.

Article 9 (Handling of Issues Not Specified)

Handling of issues not specified in this Agreement or the Bylaws shall be faithfully negotiated by the Company and the Subscriber and, if the Subscriber does not agree to negotiate or no agreement is reached between both parties after negotiation, shall be determined by the Company.

Article 10 (Governing and Jurisdiction)

The Company and the Subscriber agree that the Japanese law shall govern this Agreement and any dispute hereunder shall be submitted to the Tokyo District Court which has the exclusive jurisdiction for the first trial.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in two (2) copies with their respective names and seals and the Company and the Subscriber shall retain the original copies, respectively.

SOID：SOXXXXX

February 5, 2019
	Company:	FRONTEO, Inc.
Masahiro Morimoto, CEO and Representative Director
2-12-23, Kounan, Minato Ward, Tokyo

	Subscriber:	(Address)

(Name)

( )